6-K 1 form6k.htm FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 000-56292

GAMESQUARE ESPORTS INC.
(Registrant)

1008, 150 York Street
Toronto, Ontario M5H 3S5 Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Company Name

Date: November 15, 2021	By:	/s/ Kevin Wright
Kevin Wright
President

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1
Press Release dated November 15, 2021 - NFL Teams Up with GCN, a GameSquare Company, to Host 2nd Annual Madden NFL 22 x HBCU Tournament with 16 Finalists to Compete in Los Angeles during Super Bowl LVI Week